EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividend Requirements

(in millions, except ratios)

	Twenty-Six Weeks Ended
	December 28, 2002(1)	December 29, 2001(2)
Fixed charges and preferred stock dividend requirements:
Interest expense	$135	$154
Interest portion of rental expense	30	30

Total fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	165	184
Preference security dividends of consolidated subsidiaries	9	12
Capitalized interest	3	3
Preferred stock dividend requirements (3)	8	9

Total fixed charges and preferred stock dividend requirements	$185	$208

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes continuing operations	$798	$448
Less undistributed income in minority-owned companies	5	(1)
Add minority interest in majority-owned subsidiaries	8	10
Add amortization of capitalized interest	12	12
Add fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	165	184

Total earnings available for fixed charges and preferred stock dividend requirements	$988	$653

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.3	3.1

(1)	During the first six months of fiscal 2003, the Corporation recorded a pretax credit of $12 in connection with the reversal of certain exit activities and business dispositions and a charge for certain exit activities in the Bakery segment.

(2)	During the first six months of fiscal 2002, the Corporation recorded a pretax charge of $188 in connection with certain exit activities and business dispositions.

(3)	Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.